August 25, 2010

VIA FAX #703-813-6968 AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

Room 4631

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	LEAF Equipment Leasing Income Fund III, L.P. (the “Registrant”)

Form 10-Q for Quarters Ended June 30, 2008 and September 30, 2008

File No. 000-53174

Dear Mr. O’Brien:

This letter sets forth the Registrant’s response to the comments of the Staff in its follow-up comment letter dated July 9, 2010 (the “Comment Letter”). For your convenience, the follow-up comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Form 10-Q for the quarter ended September 30, 2008

We note your response to prior comment 2 which provided us with a rollforward of your investment in leases and notes balance. Your response and roll forward did not address the sale of leases that is discussed in your note 6. Please tell us the nature of these sales and how these sales that are discussed in your note on page 13 of your Form 10-Q are presented in your financial statements, specifically how these sales impacted your investment balance and the rollforward you provided to the Staff. With regard to the sale of these leases, please tell us whether or not any purchases under the accrued repurchase liability have occurred to date and if so, please tell us the value of the repurchases made.

Mr. Terence O’Brien

Response:

In the third quarter of 2008, the Registrant sold leases to two different third parties. As part of one of those sales agreements, the Registrant agreed to repurchase delinquent leases. The impact of both sales was a reduction of the Registrant’s investment balance by $6.7 million. The $6.7 million was included in (and netted against) the previously presented rollforward on the line labeled, “Plus: purchases of additional lease contracts”. The following revised rollforward of the investment in financing assets shows purchases and sales in separate line items (in thousands):

$794.6	Investment balance at June 30, 2008
(84.0)	Less: ongoing lease payments
(11.0)	Less: value of lease buy-outs
12.7	Plus: purchases of additional lease contracts
(6.7)	Less: net investment in the lease and loans sold
17.6	Plus: interest income amortization
(8.2)	Less: write-offs and contract adjustments

$715.0	Investment balance at September 30, 2008

For additional clarification, a summary of the gain recorded on both sales made in the third quarter of 2008 is as follow (in thousands):

$7.00	Net proceeds
(6.70)	Less: net investment in the lease and loans sold
(0.15)	Less: repurchase expense and disposal costs

$0.15	Gain on sales

Lastly, purchases under the accrued repurchase liability have totaled $271,000 to date.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours, LEAF Equipment Leasing Income Fund III, L.P.

By:	LEAF Asset Management, LLC, its general partner

/s/ Robert K. Moskovitz
Robert K. Moskovitz
Chief Financial Officer

cc: Jean Do, Staff Accountant